[LETTERHEAD OF SUPERVALU INC.]
November 1, 2010
H. Christopher Owings
Assistant Director
Division of Corporation Finance, Mail Stop 3561
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	SUPERVALU INC. Form 10-K for the Fiscal Year Ended February 27, 2010 Filed April 26, 2010 File No.: 1-5418
Dear Mr. Owings:
On behalf of SUPERVALU INC. (the “Company” or “SUPERVALU”), this letter is in response to your comment letter dated October 22, 2010 with respect to the above referenced matters. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter. We appreciate the Staff’s comments.
Annual Cash Incentive, page 23
1.	We note your response to comment two of our September 22, 2010 letter and continue to believe that the compensation goals for Corporate Cash Flow and Business Unit Inventory Days Supply are material and should be disclosed in future filings. You reason that the compensation goals were not material when viewed as a percentage of total target compensation for 2010. For example, you state that Corporate Cash Flow would have comprised 3.2% to 7.12% of total target compensation for the respective officers. Therefore, in the case of Mr. Herkert, your Chief Executive Officer, who was subject to the Corporate Cash Flow goal and had a 2010 annual target compensation of $6,125,000, this would equal approximately $196,000 to $436,100. We note that these amounts represent 30% to 67% of Mr. Herkert’s 2010 base salary of $653,846. In light of the total potential dollar amounts represented by these compensation goals and their materiality in comparison to other core elements of your executives’ compensation, we continue to believe that these compensation goals are material and should be disclosed. Please confirm that you will disclose these and similar compensation goals in future filings.
Response:
Based on the Staff’s comment, we confirm that we will disclose these and similar compensation goals in future filings if such disclosure would not result in competitive harm to the Company pursuant to the standards set forth in Instruction 4 to Item 402(b) of Regulation S-K.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s disclosure. If you have any questions, please call me directly at 952-828-4062 or Rachel Friedenberg at 952-996-8332.

Sincerely,
/s/ Todd N. Sheldon
Todd N. Sheldon
Vice President, Legal Services and Corporate Secretary